Filed by Codere Online Luxembourg, S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DD3 Acquisition Corp. II

Commission File No. 001-39767

Form F-4 File No. 333-258759

9 M 20 21 Earn i n g s Res u lt s 1 9M 2021 Earnings Results November 10, 2021

9 M 20 21 Earn i n g s Res u lt s 2 Table of Contents Accounting Implications from the Financial Restructuring ........................................... 3 Financial and Operating Overview.................................................................................... 5 Consolidated Income Statement....................................................................................... 6 Revenue and Adjusted EBITDA ........................................................................................ 8 Earnings per Share............................................................................................................. 8 Revenue and Adjusted EBITDA at Constant Currency................................................... 9 Income Statement by Country Mexico..................................................................................................................... 10 Argentina ................................................................................................................ 11 Spain ....................................................................................................................... 12 Italy........................................................................................................................ .. 13 Other Operations ................................................................................................... 14 Consolidated Cash Flow Statement ............................................................................... 15 Capital Expenditures and Acquisitions.......................................................................... 17 Consolidated Balance Sheet ........................................................................................... 18 Net Working Capital ......................................................................................................... 19 Capitalization .................................................................................................................... 20 Gaming Capacity by Venue ............................................................................................. 21 Gaming Capacity by Product .......................................................................................... 22 Recent Events................................................................................................................... 23 Contact Information ......................................................................................................... 24

Accounting Implications from the Financial Restructuring

On April 22, 2021, the Company announced it had entered into a Lock Up Agreement with a group of its largest noteholders (the Ad Hoc Group) in relation to a proposed restructuring transaction. As a result, the operational part of the Company will be transferred to a new holding company (the "New Topco"), with 95% of the share capital of the New Topco being owned by Codere's bondholders and the remaining 5% of the share capital by the Codere S.A.. From the Parent Company's perspective, the future recovery of the businesses will not be carried out by their continued use, but by a transaction similar to a sale, the price of which will be established based on valuations that are being carried out by independent experts (such valuations confirm that the enterprise value of the Group falls below the value of its debt).

As such, the Company has applied IFRS 5, "Non-current assets held for sale and discontinued activities", for all of the Group's operations.

The actions to distribute the assets and liabilities are expected to take place within a year from the classification date of June 30, 2021 and will end with the loss of control by Codere, S.A. Consequently, all the assets and liabilities, which are going to be transferred, are grouped under the headings "Group of assets subject to change of control" and "Liabilities related to the Group of assets subject to change of control" in the Consolidated Balance Sheet as of September 30, 2021, while all 9M 2021 operations are presented under as "Discontinued operations" in the Consolidated Income Statement.

Simplified financial statements are provided below (please note that the financial information contained in this report is unaudited. A limited review of our 9M 2021 financial statements is being conducted and is expected to conclude before the end of November):

Income Statement

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q3 2020	Q3 2021	Var. %	2020	2021	Var. %
Operating Revenue	**143.0**	**0.0**	**n.a.**	**460.6**	**0.0**	**n.a.**
Operating Expenses (excl. D&A)	**(138.4)**	**0.0**	**n.a.**	**(432.0)**	**0.0**	**n.a.**
Depreciation & Amortization and Other Operating Expenses	(56.7)	0.0	n.a.	(164.0)	0.0	n.a.
Operating Profit (Post-Inflation Accounting)	**(52.1)**	**0.0**	**n.a.**	**(135.3)**	**0.0**	**n.a.**
Interest Expense and Other Financial Expenses	(18.0)	0.0	n.a.	(114.7)	0.0	n.a.
Results from Discontinued Operations	0.0	(77.2)	n.a.	0.0	(168.7)	n.a.
Earnings before Corporate Income Taxes	**(70.1)**	**(77.2)**	**(10.1%)**	**(250.1)**	**(168.7)**	**32.5%**
Provision for Corporate Income Taxes and Minorities/Affiliates	8.0	0.0	n.a.	10.3	0.0	n.a.
Net Income / (Loss)	**(62.1)**	**(77.2)**	**(24.4%)**	**(239.7)**	**(168.7)**	**29.6%**

Cash Flow Statement

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q3 2020	Q3 2021	Var. %	2020	2021	Var. %
Cash Flow from Discontinued Operations	**0.0**	**(7.1)**	**n.a.**	**0.0**	**(24.3)**	**n.a.**
Cash Flow from Continued Operations	**2.7**	**0.0**	**n.a.**	**(8.1)**	**0.0**	**n.a.**
Cash Flow from Investing	**(3.7)**	**0.0**	**n.a.**	**(24.8)**	**0.0**	**n.a.**
Cash Flow from Financing	**50.3**	**0.0**	**n.a.**	**60.0**	**0.0**	**n.a.**
Exchange Rate Impact on Cash Balances	(2.6)	0.0	n.a.	(10.4)	0.0	n.a.
Cash Flow	**46.7**	**(7.1)**	**n.a.**	**16.7**	**(24.3)**	**n.a.**
Cash & Equivalents						
Beginning of Period	73.1	93.1	27.4%	103.1	110.3	7.0%
Cash Flow	46.7	(7.1)	n.a.	16.7	(24.3)	n.a.
End of Period	**119.8**	**86.0**	**(28.2%)**	**119.8**	**86.0**	**(28.2%)**

9M 2021 Earnings Results 3 codere

Balance Sheet

Figures in EUR mm, except where noted otherwise	As at			
	Dec-20	Sep-21	Var.	Var. %
Assets				
Other Current Assets	257.3	0.0	(257.3)	n.a.
Group of Assets Subject to Change of Control	0.0	1,305.7	1,305.7	n.a.
Current Assets	**257.3**	**1,305.7**	**1,048.4**	**n.a.**
Non-Current Assets	1,084.6	0.0	(1,084.6)	n.a.
Total Assets	**1,341.9**	**1,305.7**	**(36.2)**	**(2.7%)**
Liabilities & Shareholders' Equity				
Other Current Liabilities	383.2	0.0	(383.2)	n.a.
Liabilities related to Group of Assets Subjecto to Change of Control	0.0	1,738.8	1,738.8	n.a.
Current Liabilities	**383.2**	**1,738.8**	**1,355.6**	**n.a.**
Other Non-Current Liabilities	1,239.9	0.0	(1,239.9)	n.a.
Total Liabilities	**1,623.0**	**1,738.8**	**115.8**	**7.1%**
Minority Interests	45.2	44.0	(1.2)	(2.5%)
Shareholders' Equity	(326.3)	(544.0)	(217.7)	(66.7%)
Total Liabilities & Shareholders' Equity	**1,341.9**	**1,238.9**	**(103.0)**	**(7.7%)**

In order to enable the adequate understanding of our financials, in the following pages we are providing proforma consolidated financial information prior to the application of the accounting implications derived from the financial restructuring. This reporting is intended to complement, not substitute, the financial statements above.

9M 2021 Earnings Results 4 codere

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information. Financial and Operating Overview Herein, figures presented above Operating Profit (other than non - recurring items and impairment charges) are shown excluding the impact of non - recurring items as well as the impact resulting from the application of IAS 29 . Adjusted EBITDA refers to EBITDA 1 excluding all non - recurring items and not considering Argentine figures according to IAS 29 standards (inflation accounting) . All figures are post the application of IFRS 16 . • 9 M 2021 Operating Revenue increased by 8 . 5 % to € 499 . 6 mm as a result of the significant revenue growth achieved in the third quarter (€ 90 . 3 mm, 63 . 1 % above that of last year) . With Argentina reopening in July, it was the first quarter since the onset of the Covid - 19 pandemic in which we have operated with a fully reopened portfolio . • 9 M 2021 Adjusted EBITDA reached € 54 . 4 mm, 89 . 9 % above 9 M 2020 , driven by the abovementioned reopenings and softening of operating restrictions . All markets except Italy contributed to this positive EBITDA generation . • 9 M 2021 Adjusted EBITDA margin reached 10 . 9% , 4 . 7 percentage points above 9 M 2020 mainly driven by reopening of our entire portfolio and the implementation of significant cost savings and efficiency measures in the period . • In 9 M 2021 we generated a net loss of € 243 . 4 mm, compared to a loss of € 239 . 7 mm in 9 M 2020 , mainly as a result of the closings related to COVID - 19 in the first half of the year, the € 21 . 7 mm of impairment charges and the increase in interest expense, all of which were partially offset by the lower devaluation of our operating currencies vs . the USD which materially reduced our FX losses . • Capex in 9 M 2021 was € 19 . 9 mm, 20 . 9 % below 9 M 2020 , and was almost entirely related to maintenance projects . • As of September 30 , 2021 , we had € 86 . 0 mm in cash and equivalents down from € 110 . 3 mm as of December 31 , 2020 . Our gross debt amounted to € 1 , 194 . 0 mm and our net debt to € 1 , 108 . 0 mm, or € 1 , 385 . 9 mm and € 1 , 299 . 9 mm, respectively, including capitalization of operating leases (as per IFRS 16 ) . • In terms of gaming capacity, our active number of slots by September 30 , 2021 , was 41 , 530 , deployed across our entire retail footprint . In terms of venues, we had 137 gaming halls in operation, 1 , 131 arcades, 191 sports betting shops and 8 , 351 bars . Despite being open across all markets, we are still operating under restrictions (capacity, opening hours, others). • Please refer to the Recent Events sections for further information regarding the implementation of the Financial Restructuring of Codere and the Online SPAC transaction . 1 EBITDA, as defined by the Company, is operating profit (EBIT) plus depreciation and amortization, variation in provisions for trade transactions, gains / (losses) on asset disposals, and impairment charges. 5 9M 2021 Earnings Results

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Consolidated Income Statement

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q3 2020	Q3 2021	Var. %	2020	2021	Var. %
Operating Revenue	**143.0**	**233.3**	**63.1%**	**460.6**	**499.6**	**8.5%**
Gaming & Other Taxes	(63.1)	(87.3)	(38.4%)	(181.5)	(158.5)	12.7%
Personnel	(36.3)	(46.9)	(29.2%)	(120.3)	(125.4)	(4.2%)
Rentals	3.3	(6.4)	n.a.	0.9	(10.2)	n.a.
Cost of Goods Sold	(5.8)	(10.8)	(86.3%)	(19.7)	(27.9)	(42.0%)
Other	(36.5)	(49.0)	(34.3%)	(111.4)	(123.2)	(10.6%)
Operating Expenses (excl. D&A)	**(138.4)**	**(200.4)**	**(44.8%)**	**(432.0)**	**(445.2)**	**(3.1%)**
Depreciation & Amortization	(40.4)	(34.8)	13.7%	(121.1)	(103.8)	14.3%
Variation in Provisions for Trade Transactions [1]	(1.4)	(0.4)	68.5%	(3.2)	(0.3)	92.1%
Gains / (Losses) on Asset Disposals [2]	(0.5)	0.0	n.a.	(2.5)	(2.2)	11.2%
Impairment Charges	0.0	(5.5)	n.a.	(2.0)	(21.7)	n.a.
Non-Recurring Items	(12.0)	(12.8)	(6.5%)	(26.4)	(32.5)	(23.2%)
Operating Profit (Pre-Inflation Accounting)	**(49.7)**	**(20.7)**	**58.3%**	**(126.6)**	**(106.1)**	**16.1%**
Inflation Adjustment on Operating Expenses [3,4]	(2.4)	(4.4)	(80.7%)	(8.8)	(11.2)	(27.2%)
Operating Profit (Post-Inflation Accounting)	**(52.1)**	**(25.1)**	**51.9%**	**(135.3)**	**(117.3)**	**13.3%**
Interest Expense	(29.0)	(45.3)	(56.0%)	(82.2)	(124.7)	(51.7%)
Interest Income	0.9	0.3	(64.5%)	2.2	1.2	(47.0%)
Gains / (Losses) from Financial Investments	2.2	(0.8)	n.a.	0.9	(0.9)	n.a.
Gains / (Losses) from Exchange Rate Variations	5.7	(6.2)	n.a.	(40.6)	(13.3)	67.3%
Inflation Adjustment[5]	2.1	3.8	80.3%	5.0	12.5	n.a.
Earnings before Corporate Income Taxes	**(70.1)**	**(73.1)**	**(4.2%)**	**(250.1)**	**(242.5)**	**3.0%**
Provision for Corporate Income Taxes	4.7	0.0	(99.8%)	(0.4)	0.6	n.a.
Inflation Adjustment on CIT[6]	(1.2)	(2.4)	(94.7%)	(3.9)	(6.7)	(73.0%)
Minority Interests in Subsidiary (Income) / Loss	4.4	0.8	(82.3%)	14.7	5.4	(63.3%)
Equity in Affiliate Income / (Loss)	0.1	(0.1)	n.a.	(0.1)	(0.1)	(27.9%)
Net Income / (Loss)	**(62.1)**	**(74.7)**	**(20.3%)**	**(239.7)**	**(243.4)**	**(1.5%)**

EBITDA						
EBIT (Operating Profit)	(52.1)	(25.1)	51.9%	(135.3)	(117.3)	13.3%
(+) Impairment Charges	0.0	5.5	n.a.	2.0	21.7	n.a.
(+) (Gains) / Losses on Asset Disposals	0.5	(0.0)	n.a.	2.5	2.2	(11.2%)
(+) Variation in Provisions for Trade Transactions	1.4	0.4	(68.5%)	3.2	0.3	(92.1%)
(+) Depreciation & Amortization	40.4	34.8	(13.7%)	121.1	103.8	(14.3%)
(+) Inflation Adjustment on Other Opex[4]	2.2	4.5	n.a.	7.9	11.8	49.7%
EBITDA	**(7.6)**	**20.1**	**n.a.**	**1.4**	**22.5**	**n.a.**
EBITDA Margin	*n.a.*	*8.6%*	*n.a.*	*0.3%*	*4.5%*	*4.2 p.p.*

Adjusted EBITDA						
EBITDA	(7.6)	20.1	n.a.	1.4	22.5	n.a.
(+) Non-Recurring Items	12.0	12.8	6.5%	26.4	32.5	23.2%
(+) Inflation Adjustment on EBITDA[3]	0.2	(0.1)	n.a.	0.9	(0.6)	n.a.
Adjusted EBITDA	**4.6**	**32.8**	**n.a.**	**28.6**	**54.4**	**89.9%**
Adjusted EBITDA Margin	*3.2%*	*14.1%*	*10.8 p.p.*	*6.2%*	*10.9%*	*4.7 p.p.*

1 Figures reflect change in provisions on advances to site owners in connection with contracts to install our machines in their establishments.
2 Figures primarily reflect disposal of gaming machines;
3 Figure reflects, following IAS 29, the net impact on revenues and costs above EBITDA from applying Argentinean inflation to the end of the reporting period on the accrued items and ARS/EUR exchange rate as of the last day of the period.
4 Figure reflects, following IAS 29, the net impact on costs above Operating Profit from applying Argentinean inflation to the end of the period on the accrued items and ARS/EUR exchange rate as of the last day of the period, excluding impact on items above EBITDA.
5 Figure includes the impact from applying end of period inflation on fixed assets.
6 Figure includes the impact of inflation accounting on corporate income tax in Argentina.

9M 2021 Earnings Results 6 codere

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information. • Operating Revenue increased by € 39 . 0 mm or 8 . 5 % to € 499 . 6 mm in 9 M 2021 , mainly due to the reopening of our entire retail operation since the beginning of the third quarter, in which revenue increased by € 90 . 3 mm or 63 . 1% . • Operating Expenses (excluding depreciation and amortization) increased by € 13 . 2 mm or 3 . 1 % to € 445 . 2 mm, as a result of cost increases associated with the reopening of our operations, mainly on rentals . • Adjusted EBITDA increased by € 25 . 7 mm to € 54 . 4 mm in 9 M 2021 , as a result of the increase in revenue from the reopening of all of our markets . The revenue increase was only partially offset by a modest increase costs . • Impairment Charges reached € 21 . 7 mm in 9 M 2021 as a consequence of the lengthy closing period in Argentina in 2021 , after 9 months of closure in 2020 , together with the currency devaluation in the last year, which reduced the value of our assets . • Non - Recurring Items in 9 M 2021 were € 13 . 8 mm while marketing investments to grow our online business accounted for an additional € 18 . 7 mm . • Inflation Adjustment in 9 M 2021 represents a loss of € 0 . 6 mm (impact on EBITDA) . At the net income level, the impact is a net loss of € 5 . 4 mm . • Operating Profit (prior to considering inflation accounting for Argentina) increased by € 20 . 4 mm to an operating loss of € 106 . 4 mm in 9 M 2021 . • Interest Expense (including financial expenses from capitalized operating leases) increased by € 42 . 5 mm to € 124 . 7 mm driven by the incremental interest on the € 250 mm super senior secured notes issued in 2020 and the € 103 mm bridge notes issued in April and May, as well as the higher accrued interest on our senior notes given the higher outstanding amount due to the PIK interest payment in April . • Interest Income reached €1.2 mm. • Losses on Financial Investments reached €0.9 mm in 9M 2021 versus gains of €0.9 mm in 9M 2020. • Losses on Exchange Rate Variations reached € 13 . 3 mm in 9 M 2021 derived from the appreciation of the USD against our LATAM operating currencies . • Provision for Corporate Income Tax decreased by € 1 . 0 mm to a gain of € 0 . 6 mm in 9 M 2021 driven by significant decreases in accrued corporate income taxes as a result of the reduction of profit before taxes in all of our business units (especially in Argentina) . • Minority Interest represents a gain of €5.4 mm in 9M 2021. • As a result of the aforementioned results, the Net Loss in 9 M 2021 was € 243 . 4 mm, compared to a Net Loss of € 239 . 7 mm in 9 M 2020 . 7 9M 2021 Earnings Results

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Revenue and Adjusted EBITDA[1]

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q3 2020	Q3 2021	Var. %	2020	2021	Var. %
Operating Revenue						
Argentina	0.0	40.1	n.a.	64.8	81.5	25.7%
Mexico	8.4	42.6	n.a.	70.7	105.9	49.8%
Panama	0.0	13.6	n.a.	14.7	32.0	n.a.
Uruguay	12.1	10.5	(13.3%)	40.4	29.5	(27.0%)
Colombia	0.3	4.2	n.a.	5.2	11.1	n.a.
Sub-Total - Latin America	**20.9**	**110.9**	**n.a.**	**195.8**	**260.0**	**32.7%**
Italy	65.3	65.3	0.0%	132.1	77.4	(41.4%)
Spain	38.2	37.9	(0.8%)	84.1	103.1	22.5%
Sub-Total - Europe	**103.5**	**103.2**	**(0.3%)**	**216.2**	**180.5**	**(16.5%)**
Online	18.7	19.1	2.5%	48.6	59.1	21.7%
Total	**143.0**	**233.3**	**63.1%**	**460.6**	**499.6**	**8.5%**
Adjusted EBITDA						
Argentina	(7.2)	6.1	n.a.	0.3	5.3	n.a.
Mexico	(6.5)	9.2	n.a.	(0.1)	20.1	n.a.
Panama	(0.7)	2.5	n.a.	0.5	5.3	n.a.
Uruguay	4.2	1.3	(68.9%)	16.3	5.4	(67.1%)
Colombia	(1.4)	1.2	n.a.	(1.4)	3.1	n.a.
Sub-Total - Latin America	**(11.6)**	**20.4**	**n.a.**	**15.7**	**39.2**	**n.a.**
Italy	5.1	5.7	12.0%	(0.5)	(1.6)	n.a.
Spain	11.4	9.7	(14.5%)	14.3	25.2	76.2%
Sub-Total - Europe	**16.5**	**15.4**	**(6.3%)**	**13.8**	**23.6**	**70.9%**
Corporate	(2.5)	(3.2)	(30.9%)	(7.3)	(10.6)	(44.4%)
Online	2.2	0.3	(88.5%)	6.5	2.1	(66.9%)
Total	**4.6**	**32.8**	**n.a.**	**28.6**	**54.4**	**89.9%**

Earnings per Share

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q3 2020	Q3 2021	Var. %	2020	2021	Var. %
Earnings per Share						
Net Income / (Loss) (EUR mm)	**(62.1)**	**(74.7)**	**(20.3%)**	**(239.7)**	**(243.4)**	**(1.5%)**
Average Shares Issued & Outstanding[(2)] (mm):						
Basic	118	118	-	118	118	-
Earnings per Share (EUR):						
Basic	(0.52)	(0.63)	(20.3%)	(2.02)	(2.05)	(1.5%)

[1] 2020 Online EBITDA has been adjusted retroactively to reflect the current reporting perimeter where our Online business unit has been isolated from the rest of the Group.
[2] Figure excludes treasury shares.

9M 2021 Earnings Results 8 codere

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Revenue and Adjusted EBITDA at Constant Currency[1]

Figures in EUR mm, except where noted otherwise	Constant Currency					
	Quarter			YTD		
	Q3 2020	Q3 2021	Var. %	2020	2021	Var. %
Operating Revenue						
Argentina	0.0	53.6	n.a.	64.8	120.8	86.3%
Mexico	8.4	38.9	n.a.	70.7	104.8	48.3%
Panama	0.0	13.7	n.a.	14.7	34.1	n.a.
Uruguay	12.1	10.7	(11.6%)	40.4	32.8	(19.0%)
Colombia	0.3	4.3	n.a.	5.2	11.8	n.a.
Sub-Total - Latin America	**20.9**	**121.3**	**n.a.**	**195.8**	**304.2**	**55.3%**
Italy	65.3	65.3	0.0%	132.1	77.4	(41.4%)
Spain	38.2	37.9	(0.8%)	84.1	103.1	22.5%
Sub-Total - Europe	**103.5**	**103.2**	**(0.3%)**	**216.2**	**180.5**	**(16.5%)**
Online	18.7	19.1	2.5%	48.6	59.1	21.7%
Total	**143.0**	**243.6**	**70.4%**	**460.6**	**543.9**	**18.1%**
Adjusted EBITDA						
Argentina	(7.2)	8.2	n.a.	0.3	7.8	n.a.
Mexico	(6.5)	8.4	n.a.	(0.1)	19.9	n.a.
Panama	(0.7)	2.5	n.a.	0.5	5.7	n.a.
Uruguay	4.2	1.3	(68.3%)	16.3	5.9	(63.5%)
Colombia	(1.4)	1.3	n.a.	(1.4)	3.3	n.a.
Sub-Total - Latin America	**(11.6)**	**21.7**	**n.a.**	**15.7**	**42.7**	**n.a.**
Italy	5.1	5.7	12.0%	(0.5)	(1.6)	n.a.
Spain	11.4	9.7	(14.5%)	14.3	25.2	76.2%
Sub-Total - Europe	**16.5**	**15.4**	**(6.3%)**	**13.8**	**23.6**	**70.9%**
Corporate	(2.5)	(3.2)	(30.9%)	(7.3)	(10.6)	(44.4%)
Online	2.2	0.3	(88.5%)	6.5	2.1	(66.9%)
Total	**4.6**	**34.2**	**n.a.**	**28.6**	**57.9**	**n.a.**

[1] 2020 Online EBITDA has been adjusted retroactively to reflect the current reporting perimeter where our Online business unit has been isolated from the rest of the Group.

9M 2021 Earnings Results 9 codere

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information. Mex i co Figures in EUR mm, except where noted otherwise Quarter YTD Q3 2020 Q3 2021 Var. % 2020 2021 Var. % Op era t in g R e v e nu e 8.4 42.6 n.a. 70.7 105.9 49.8% Gaming & Other Taxes (3.3) (6.1) (84.9%) (16.5) (17.2) (4.0%) Personnel (1) (9.2) (10.9) (18.8%) (31.4) (31.3) 0.4% Rentals 2.3 (3.0) n.a. 1.3 (4.1) n.a. Cost of Goods Sold (0.2) (2.6) n.a. (3.1) (5.8) (88.5%) Other (4.5) (10.7) n.a. (21.0) (27.4) (30.3%) Operating Expenses (excl. D&A) (14.9) (33.4) n.a. (70.7) (85.7) (21.2%) Depreciation & Amortization (16.6) (15.3) 8.1% (49.8) (43.2) 13.2% Variation in Provisions for Trade Transactions (0.0) (0.0) 79.1% (0.0) (0.0) n.a. Gains / (Losses) on Asset Disposals (2) 0.0 (0.1) n.a. (1.0) (0.3) 66.8% I m pai r m en t Cha r ges 0.0 0.0 n.a. 0.0 0.0 n.a. Non - Recurring Items (0.8) (1.2) (49.8%) (4.4) (1.3) 70.5% Op era t in g P r o f i t (23.9) (7.3) 69.4% (55.2) (24.7) 55.2% EBITDA (7.3) 8.0 n.a. (4.5) 18.8 n.a. EBITDA Margin n.a. 18.8% n.a. - 6.3% 17.8% 24.1 p.p. A dju s t e d E B IT D A (6.5) 9.2 n.a. (0.1) 20.1 n.a. Adjusted EBITDA Margin n.a. 21.5% n.a. n.a. 19.0% n.a. Economic Indicators Average Exchange Rate - EUR/MXN 25.83 23.61 (8.6%) 24.32 24.07 (1.0%) Average Inflation (YoY) 3.9% 5.8% 1.9 p.p. 3.4% 5.2% 1.9 p.p. K e y P er fo rma n c e Indi ca to r s Avg. Installed Capacity (Slots) 2,589 12,252 n . a. 7 , 509 10,138 35 . 0% Gross Win per Slot per Day: EUR Local Currency 31 . 9 823 31 . 5 744 ( 1 . 2%) ( 9 . 5%) 42 . 2 930 30 . 9 741 (26.8%) (20.3%) • Operating Revenue in 9 M 2021 increased by € 35 . 2 mm ( 49 . 8% ) compared to 9 M 2020 due to the reopening of most of our halls during the second quarter, as they reopened in mid - March (while last year they were closed for almost the entire second quarter) . Mexico City and State of Mexico halls were also closed in Q 3 last year, which explain the low comparable . As of September 30 , we had 86 halls open . Our average capacity in the period was 35 % higher than that of 9 M 2020 at c . 10 , 100 slots . • Operating Expenses (excluding D&A) increased by € 15 . 0 mm ( 21 . 2% ) to € 85 . 7 mm in 9 M 2021 mainly as a result of increases of gaming taxes and rentals . • Adjusted EBITDA increased to € 20 . 1 mm as a result of the abovementioned increase in revenues and lower increase of operating expenses . • As of the end of October, we have 88 halls in operation out of 89. 1 Includes personnel costs related to outsourced employees. 2 Figures reflect primarily disposal of gaming machines. 10 9M 2021 Earnings Results Figures in EUR mm, except where noted otherwise Quarter YTD Q3 2020 Q3 2021 Var. % 2020 2021 Var. % Operating Revenue 8.4 42.6 n.a. 70.7 105.9 49.8% Gaming & Other Taxes (3.3) (6.1) (84.9%) (16.5) (17.2) (4.0%) Personnel(1) (9.2) (10.9) (18.8%) (31.4) (31.3) 0.4% Rentals 2.3 (3.0) n.a. 1.3 (4.1) n.a. Cost of Goods Sold (0.2) (2.6) n.a. (3.1) (5.8) (88.5%) Other (4.5) (10.7) n.a. (21.0) (27.4) (30.3%) Operating Expenses (excl. D&A) (14.9) (33.4) n.a. (70.7) (85.7) (21.2%) Depreciation & Amortization (16.6) (15.3) 8.1% (49.8) (43.2) 13.2% Variation in Provisions for Trade Transactions (0.0) (0.0) 79.1% (0.0) (0.0) n.a. Gains / (Losses) on Asset Disposals(2) 0.0 (0.1) n.a. (1.0) (0.3) 66.8% Impairment Charges 0.0 0.0 n.a. 0.0 0.0 n.a. Non-Recurring Items (0.8) (1.2) (49.8%) (4.4) (1.3) 70.5% Operating Profit (23.9) (7.3) 69.4% (55.2) (24.7) 55.2% EBITDA (7.3) 8.0 n.a. (4.5) 18.8 n.a. EBITDA Margin n.a. 18.8% n.a. -6.3% 17.8% 24.1 p.p. Adjusted EBITDA (6.5) 9.2 n.a. (0.1) 20.1 n.a. Adjusted EBITDA Margin n.a. 21.5% n.a. n.a. 19.0% n.a. Economic Indicators Average Exchange Rate - EUR/MXN 25.83 23.61 (8.6%) 24.32 24.07 (1.0%) Average Inflation (YoY) 3.9% 5.8% 1.9 p.p. 3.4% 5.2% 1.9 p.p. Key Performance Indicators Avg. Installed Capacity (Slots) 2,589 12,252 n.a. 7,509 10,138 35.0% Gross Win per Slot per Day: EUR 31.9 31.5 (1.2%) 42.2 30.9 (26.8%) Local Currency 823 744 (9.5%) 930 741 (20.3%)

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information. Argentina Figures in EUR mm, except where noted otherwise Quarter YTD Q3 2020 Q3 2021 Var. % 2020 2021 Var. % O p er a t i n g R e v e nu e 0.0 40.1 n.a. 64.8 81.5 25.7% Gaming & Other Taxes (1.0) (18.5) n.a. (31.7) (38.7) (22.2%) Personnel (5.2) (8.7) (68.0%) (21.9) (23.2) (5.7%) Rentals 0.0 (1.3) n.a. (1.1) (3.0) n.a. Cost of Goods Sold (0.0) (0.3) n.a. (1.2) (0.5) 53.6% Other (1.1) (5.2) n.a. (8.6) (10.7) (24.4%) Operating Expenses (excl. D&A) (7.3) (34.0) n.a. (64.5) (76.3) (18.2%) Depreciation & Amortization (1.6) (1.1) 31.0% (5.6) (3.5) 36.8% Variation in Provisions for Trade Transactions 0.0 0.0 n.a. 0.0 0.0 n.a. Gains / (Losses) on Asset Disposals (1) 0.0 (0.0) n.a. 0.0 0.4 n.a. Impairment Charges 0.0 (5.5) n.a. 0.0 (21.7) n.a. Non - Recurring Items 0.0 (0.1) n.a. (0.2) (0.5) n.a. Operating Profit (Pre - Inflation Accounting) (8.8) (0.5) 93.8% (5.4) (20.0) n.a. Inflation Adjustment on Operating Expenses (2) (2.4) (4.4) (80.7%) (8.8) (11.2) (27.2%) Operating Profit (Post - Inflation Accounting) (11.2) (4.9) 56.4% (14.2) (31.2) n.a. EBITDA (7.4) 6.2 n.a. (0.8) 5.4 n.a. EBITDA Margin n.a. 15.4% n.a. - 1.2% 6.6% 7.8 p.p. A d ju s t e d E B IT D A EBITDA (7.4) 6.2 n.a. (0.8) 5.4 n.a. (+) Non - Recurring Items 0.0 0.1 n.a. 0.2 0.5 n.a. (+) Inflation Adjustment on EBITDA (2) 0.2 (0.1) n.a. 0.9 (0.6) n.a. A d j u s t e d E B I T D A (7.2) 6.1 n.a. 0.3 5.3 n.a. Adjusted EBITDA Margin n.a. 15.3% n.a. 0.5% 6.5% 6.0 p.p. Economic Indicators 33.8% 75.24 12.3 p.p. 44.3% Average Exchange Rate - EUR/ARS 85.68 114.62 111.48 48.2% Average Inflation (YoY) 39.7% 52.0% 47.2% 2.8 p.p. Key Performance Indicators Av g . I n s t a lle d Cap a c i t y ( S lo t s ) - 3,835 n.a. 2,058 2,959 43.8% Gross Win per Slot per Day: EUR n.a. 93.3 n.a. 119.0 103.7 (12.9%) Local Currency n.a. 10,722 n.a. 8,011 11,513 43.7% • Operating Revenue in 9 M 2021 increased by € 16 . 7 mm or 25 . 7 % to € 81 . 5 mm compared to 9 M 2020 , due to reopening in July, while in Q 3 last year our operation was closed . The significant devaluation of the Peso ( 48 . 2% ) against the euro also impacted our revenue negatively . • Operating Expenses (excluding D&A) increased by 18 . 2 % mostly driven by a 22 . 2 % increase in gaming taxes due to the revenue increase . • Adjusted EBITDA reached €5.3 mm, compared to €0.3 mm in 9M 2020 as a result of the higher revenues. • The closing period between April and July in 2021 , after 9 months of closure in 2020 , together with the currency devaluation in the last year, has led to an impairment loss of € 21 . 7 mm . 1 Figures reflect primarily the disposal of gaming machines. 2 Figure reflects, following IAS 29, the net impact on revenues and costs from applying Argentinean inflation to the end of the period on the accrued items and ARS/EUR exchange rate as of the last day of the period. 11 9M 2021 Earnings Results Figures in EUR mm, except where noted otherwise Quarter YTD Q3 2020 Q3 2021 Var. % 2020 2021 Var. % Operating Revenue 0.0 40.1 n.a. 64.8 81.5 25.7% Gaming & Other Taxes (1.0) (18.5) n.a. (31.7) (38.7) (22.2%) Personnel (5.2) (8.7) (68.0%) (21.9) (23.2) (5.7%) Rentals 0.0 (1.3) n.a. (1.1) (3.0) n.a. Cost of Goods Sold (0.0) (0.3) n.a. (1.2) (0.5) 53.6% Other (1.1) (5.2) n.a. (8.6) (10.7) (24.4%) Operating Expenses (excl. D&A) (7.3) (34.0) n.a. (64.5) (76.3) (18.2%) Depreciation & Amortization (1.6) (1.1) 31.0% (5.6) (3.5) 36.8% Variation in Provisions for Trade Transactions 0.0 0.0 n.a. 0.0 0.0 n.a. Gains / (Losses) on Asset Disposals (1) 0.0 (0.0) n.a. 0.0 0.4 n.a. Impairment Charges 0.0 (5.5) n.a. 0.0 (21.7) n.a. Non-Recurring Items 0.0 (0.1) n.a. (0.2) (0.5) n.a. Operating Profit (Pre-Inflation Accounting) (8.8) (0.5) 93.8% (5.4) (20.0) n.a. Inflation Adjustment on Operating Expenses(2) (2.4) (4.4) (80.7%) (8.8) (11.2) (27.2%) Operating Profit (Post-Inflation Accounting) (11.2) (4.9) 56.4% (14.2) (31.2) n.a. EBITDA (7.4) 6.2 n.a. (0.8) 5.4 n.a. EBITDA Margin n.a. 15.4% n.a. -1.2% 6.6% 7.8 p.p. Adjusted EBITDA EBITDA (7.4) 6.2 n.a. (0.8) 5.4 n.a. (+) Non-Recurring Items 0.0 0.1 n.a. 0.2 0.5 n.a. (+) Inflation Adjustment on EBITDA(2) 0.2 (0.1) n.a. 0.9 (0.6) n.a. Adjusted EBITDA (7.2) 6.1 n.a. 0.3 5.3 n.a. Adjusted EBITDA Margin n.a. 15.3% n.a. 0.5% 6.5% 6.0 p.p. Economic Indicators Average Exchange Rate - EUR/ARS 85.68 114.62 33.8% 75.24 111.48 48.2% Average Inflation (YoY) 39.7% 52.0% 12.3 p.p. 44.3% 47.2% 2.8 p.p. Key Performance Indicators Avg. Installed Capacity (Slots) - 3,835 n.a. 2,058 2,959 43.8% Gross Win per Slot per Day: EUR n.a. 93.3 n.a. 119.0 103.7 (12.9%) Local Currency n.a. 10,722 n.a. 8,011 11,513 43.7%

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information. S p ain Figures in EUR mm, except where noted otherwise Quarter YTD Q3 2020 Q3 2021 Var. % 2020 2021 Var. % Operating Revenue 38.2 37.9 (0.8%) 84.1 103.1 22.5% Gaming & Other Taxes (11.7) (12.7) (8.4%) (30.9) (33.4) (8.0%) Personnel (7.2) (8.1) (12.2%) (19.8) (22.3) (13.1%) Rentals 0.0 (0.4) n.a. 0.3 (0.9) n.a. Cost of Goods Sold (0.8) (1.0) (21.8%) (1.8) (2.5) (37.7%) Other (7.1) (6.0) 15.8% (17.8) (18.9) (6.2%) Operating Expenses (excl. D&A) (26.8) (28.1) (5.0%) (69.9) (77.9) (11.5%) Depreciation & Amortization (8.2) (6.8) 16.2% (23.0) (20.7) 9.9% Variation in Provisions for Trade Transactions (1) (1.1) (0.4) 63.5% (1.7) (0.0) 99.9% Gains / (Losses) on Asset Disposals (2) (0.2) (0.1) 71.2% (0.9) (0.2) 76.6% I m p a i r m e n t C h a r g e s 0.0 0.0 n.a. 0.0 0.0 n.a. Non - Recurring Items 0.4 (0.2) n.a. (0.1) (0.0) 50.7% Op e r a t i n g P r o f i t 2.3 2.3 (3.4%) (11.3) 4.2 n.a. EBITDA 11.8 9.5 (19.0%) 14.2 25.1 76.8% EBITDA Margin 30.9% 25.2% (5.7 p.p.) 16.9% 24.4% 7.5 p.p. Adjusted EBITDA 11.4 9.7 (14.5%) 14.3 25.2 76.2% Adjusted EBITDA Margin 29.8% 25.7% (4.1 p.p.) 17.0% 24.4% 7.4 p.p. K e y P e r f o rm a n c e I nd i ca t o r s Av g . I n s t all e d C a p a c i t y ( S lo t s ) 9,528 9,063 (4.9%) 6,785 8,935 31.7% Av g . I n s t all e d C a p a c i t y ( S p o r t s B e tt i n g T e r m i na l s ) 6,371 6,810 6.9% 4,718 6,170 30.8% Gross Win per Slot per Day: S l o t s 4 0 . 5 4 5 . 1 11 . 5% 4 4 . 1 4 4 . 1 (0.2%) • Operating Revenue in 9 M 2021 increased by € 18 . 9 mm ( 22 . 5% ) to € 103 . 1 mm compared to 9 M 2020 , driven both by the low comparable last year, where the business was closed during most of the second quarter and the strong revenue recovery once the State of Alarm and related restrictions started to be lifted since May 2021 . • Operating Expenses (excluding D&A) increased by 11 . 5 % to € 77 . 9 mm in 9 M 2021 , as a result of higher personnel, gaming taxes and rental expenses related to the end of the State of Alarm and normalization of our activity . • Adjusted EBITDA increased by € 10 . 9 mm to € 25 . 2 mm . Adjusted EBITDA margin increased by 7 . 4 percentage points to 24 . 4 % versus last year driven by the significant revenue increase and the slower increase in operating expenses . 1 Figures reflect change in provisions on advances to site owners in connection with contracts to install our machines in their establishments. 2 Figures reflect primarily disposal of gaming machines. 12 9M 2021 Earnings Results Figures in EUR mm, except where noted otherwise Quarter YTD Q3 2020 Q3 2021 Var. % 2020 2021 Var. % Operating Revenue 38.2 37.9 (0.8%) 84.1 103.1 22.5% Gaming & Other Taxes (11.7) (12.7) (8.4%) (30.9) (33.4) (8.0%) Personnel (7.2) (8.1) (12.2%) (19.8) (22.3) (13.1%) Rentals 0.0 (0.4) n.a. 0.3 (0.9) n.a. Cost of Goods Sold (0.8) (1.0) (21.8%) (1.8) (2.5) (37.7%) Other (7.1) (6.0) 15.8% (17.8) (18.9) (6.2%) Operating Expenses (excl. D&A) (26.8) (28.1) (5.0%) (69.9) (77.9) (11.5%) Depreciation & Amortization (8.2) (6.8) 16.2% (23.0) (20.7) 9.9% Variation in Provisions for Trade Transactions(1) (1.1) (0.4) 63.5% (1.7) (0.0) 99.9% Gains / (Losses) on Asset Disposals(2) (0.2) (0.1) 71.2% (0.9) (0.2) 76.6% Impairment Charges 0.0 0.0 n.a. 0.0 0.0 n.a. Non-Recurring Items 0.4 (0.2) n.a. (0.1) (0.0) 50.7% Operating Profit 2.3 2.3 (3.4%) (11.3) 4.2 n.a. EBITDA 11.8 9.5 (19.0%) 14.2 25.1 76.8% EBITDA Margin 30.9% 25.2% (5.7 p.p.) 16.9% 24.4% 7.5 p.p. Adjusted EBITDA 11.4 9.7 (14.5%) 14.3 25.2 76.2% Adjusted EBITDA Margin 29.8% 25.7% (4.1 p.p.) 17.0% 24.4% 7.4 p.p. Key Performance Indicators Avg. Installed Capacity (Slots) 9,528 9,063 (4.9%) 6,785 8,935 31.7% Avg. Installed Capacity (Sports Betting Terminals) 6,371 6,810 6.9% 4,718 6,170 30.8% Gross Win per Slot per Day: Slots 40.5 45.1 11.5% 44.1 44.1 (0.2%)

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information. Italy Figures in EUR mm, except where noted otherwise Quarter YTD Q3 2020 Q3 2021 Var. % 2020 2021 Var. % O p era t i n g R e v e nu e 65.3 65.3 0.0% 132.1 77.4 (41.4%) Gaming & Other Taxes (44.3) (44.0) 0.8% (91.9) (52.8) 42.5% Personnel (5.6) (6.5) (16.0%) (16.1) (11.7) 27.4% Rentals (1.3) (0.5) 61.9% (2.9) 0.1 n.a. Cost of Goods Sold (0.3) (0.3) (5.5%) (0.6) (0.4) 37.7% Other (8.7) (8.3) 4.4% (21.1) (14.2) 32.5% Operating Expenses (excl. D&A) (60.2) (59.6) 1.0% (132.6) (79.0) 40.4% Depreciation & Amortization (5.2) (3.7) 28.4% (14.6) (11.9) 18.6% Variation in Provisions for Trade Transactions (1) (1.0) (0.1) 94.6% (1.1) (0.1) 92.7% Gains / (Losses) on Asset Disposals (2) (0.3) 0.1 n.a. (0.6) (1.8) n.a. Impairment Charges 0.0 0.0 n.a. 0.0 0.0 n.a. Non - Recurring Items (0.1) (0.1) 38.7% (0.1) (0.4) n.a. O p era t i n g P r o f i t (1.4) 2.0 n.a. (16.9) (15.7) 7.3% EBITDA 5.0 5.6 13.1% (0.6) (1.9) n.a. EBITDA Margin 7.6% 8.6% 1.0 p.p. n.a. n.a. n.a. Adjusted EBITDA 5.1 5.7 12.0% (0.5) (1.6) n.a. Adjusted EBITDA Margin 7.8% 8.7% 0.9 p.p. n.a. n.a. n.a. K e y P er f o rm a n c e I nd i ca t o r s Avg. Installed Capacity (AWPs) 6,638 6,113 (7.9%) 4,881 2,445 (49.9%) Avg. Installed Capacity (VLTs) 990 1,031 4.2% 849 412 (51.4%) Gross Win per Slot per Day: AWPs 74.1 77.9 5.2% 77.3 77.6 0.4% VLTs 209 213 1.7% 192 219 14.1% • Operating Revenue in 9 M 2021 decreased by € 54 . 7 mm ( 41 . 4% ) to € 77 . 4 mm vs . 9 M 2020 as the mandatory closings of our entire operation since October 2020 remained in place until June . Starting in August, authorities imposed access controls to gaming halls and arcades (Green Pass), also affecting our revenue recovery in the third quarter . That impact is progressively fading, as the Green Pass becomes a requirement for most day - to - day activities in the country . • Operating Expenses (excluding D&A) decreased by 40 . 4 % in 9 M 2021 to € 79 . 0 mm compared to 9 M 2020 , as a result of significant decreases across all cost items, especially gaming taxes and personnel . • Adjusted EBITDA was negative € 1 . 6 mm in 9 M 2021 due to the lengthy closings, but reached € 5 . 7 mm in Q 3 in which our operation we fully reopened . 1 Figures reflect change in provisions on advances to site owners in connection with contracts to install our machines in their establishments. 2 Figures reflect primarily disposal of gaming machines. 13 9M 2021 Earnings Results Figures in EUR mm, except where noted otherwise Quarter YTD Q3 2020 Q3 2021 Var. % 2020 2021 Var. % Operating Revenue 65.3 65.3 0.0% 132.1 77.4 (41.4%) Gaming & Other Taxes (44.3) (44.0) 0.8% (91.9) (52.8) 42.5% Personnel (5.6) (6.5) (16.0%) (16.1) (11.7) 27.4% Rentals (1.3) (0.5) 61.9% (2.9) 0.1 n.a. Cost of Goods Sold (0.3) (0.3) (5.5%) (0.6) (0.4) 37.7% Other (8.7) (8.3) 4.4% (21.1) (14.2) 32.5% Operating Expenses (excl. D&A) (60.2) (59.6) 1.0% (132.6) (79.0) 40.4% Depreciation & Amortization (5.2) (3.7) 28.4% (14.6) (11.9) 18.6% Variation in Provisions for Trade Transactions(1) (1.0) (0.1) 94.6% (1.1) (0.1) 92.7% Gains / (Losses) on Asset Disposals(2) (0.3) 0.1 n.a. (0.6) (1.8) n.a. Impairment Charges 0.0 0.0 n.a. 0.0 0.0 n.a. Non-Recurring Items (0.1) (0.1) 38.7% (0.1) (0.4) n.a. Operating Profit (1.4) 2.0 n.a. (16.9) (15.7) 7.3% EBITDA 5.0 5.6 13.1% (0.6) (1.9) n.a. EBITDA Margin 7.6% 8.6% 1.0 p.p. n.a. n.a. n.a. Adjusted EBITDA 5.1 5.7 12.0% (0.5) (1.6) n.a. Adjusted EBITDA Margin 7.8% 8.7% 0.9 p.p. n.a. n.a. n.a. Key Performance Indicators Avg. Installed Capacity (AWPs) 6,638 6,113 (7.9%) 4,881 2,445 (49.9%) Avg. Installed Capacity (VLTs) 990 1,031 4.2% 849 412 (51.4%) Gross Win per Slot per Day: AWPs 74.1 77.9 5.2% 77.3 77.6 0.4% VLTs 209 213 1.7% 192 219 14.1%

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Other Operations

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q3 2020	Q3 2021	Var. %	2020	2021	Var. %
Operating Revenue						
Panama	0.0	13.6	n.a.	14.7	32.0	n.a.
Uruguay	12.1	10.5	(13.3%)	40.4	29.5	(27.0%)
Colombia	0.3	4.2	n.a.	5.2	11.1	n.a.
Online	18.7	19.1	2.5%	48.6	59.1	21.7%
Operating Revenue	**31.1**	**47.4**	**52.5%**	**108.9**	**131.7**	**20.9%**
Adjusted EBITDA						
Panama	(0.7)	2.5	n.a.	0.5	5.3	n.a.
Uruguay	4.2	1.3	(68.9%)	16.3	5.4	(67.1%)
Colombia	(1.4)	1.2	n.a.	(1.4)	3.1	n.a.
Online	2.2	0.3	(88.5%)	6.5	2.1	(66.9%)
Adjusted EBITDA	**4.4**	**5.3**	**21.2%**	**21.9**	**15.9**	**(27.2%)**
Adjusted EBITDA Margin	*14.1%*	*11.2%*	*(2.9 p.p.)*	*20.1%*	*12.1%*	*(8.0 p.p.)*
EBITDA						
Adjusted EBITDA	4.4	5.3	21.2%	21.9	15.9	(27.2%)
(-) Non-Recurring Items	(1.0)	(5.3)	n.a.	(1.5)	(5.9)	n.a.
(-) Online Growth Investment	(4.5)	(5.4)	(20.2%)	(10.9)	(18.7)	(71.4%)
EBITDA	**(1.1)**	**(5.5)**	**n.a.**	**9.5**	**(8.7)**	**n.a.**
EBITDA Margin	*n.a.*	*n.a.*	*n.a.*	*8.8%*	*n.a.*	*n.a.*
Average Exchange Rates						
EUR/USD	1.17	1.18	0.8%	1.12	1.20	6.5%
EUR/UYU	49.97	50.98	2.0%	46.78	51.93	11.0%
USD/UYU	42.73	43.24	1.2%	41.67	43.40	4.1%
EUR/COP	4,362	4,534	3.9%	4,147	4,423	6.7%
Average Inflation (YoY)						
Panama	(2.0%)	2.4%	4.5 p.p.	(1.4%)	1.2%	2.6 p.p.
Uruguay	9.9%	7.4%	(2.5 p.p.)	9.8%	7.7%	(2.1 p.p.)
Colombia	1.9%	4.3%	2.4 p.p.	2.8%	2.9%	0.1 p.p.

Other Operations includes results from Panama, Uruguay, Colombia and Online[1], but excludes Corporate Overhead.

Operating revenue increased by €22.8 mm (20.9%), to €131.7 mm as a result of:

- A combined increase in **Panama and Colombia** of €23.2 mm due to the reopening of operations since March in Panama City, and January in Colombia.
- A decrease in **Uruguay** of €10.9 mm due to the revenue recognition mechanics in our HRU operation and the closing of Carrasco, which is expected to reopen during November.
- An increase of €10.5 mm in **Online** revenues coming mostly from the strong performance earlier in the year and the low comparable in Q2 2020 given the lack of sporting events.

Adjusted EBITDA decreased by €6.0 mm (27.2%), to €15.9 mm as a result of:

- A combined increase in Panamá and Colombia of €9.3 mm due to the abovementioned revenue growth.
- A decrease in **Uruguay** of €10.9 mm due to the lower revenues.
- A decrease in **Online** of €4.4 mm due to the high marketing costs in Spain incurred ahead of the marketing restrictions that became effective on May 1 and the advertising restrictions that became effective on September 1.

Adjusted EBITDA margin in 9M 2021 was 12.1%, 8.0 percentage points below that of 9M 2020.

[1] 2020 Online EBITDA has been adjusted retroactively to reflect the current reporting perimeter where our Online business unit has been isolated from the rest of the Group.

9M 2021 Earnings Results 14 codere

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Consolidated Cash Flow Statement

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q3 2020	Q3 2021	Var. %	2020	2021	Var. %
EBITDA	**(7.6)**	**20.1**	**n.a.**	**1.4**	**22.5**	**n.a.**
Capitalized Operating Leases	(14.5)	(14.5)	(0.0%)	(46.8)	(43.9)	6.2%
Inflation Adjustment	0.2	(0.1)	n.a.	0.9	(0.6)	n.a.
Corporate Income Taxes Paid	(0.9)	(1.1)	(22.2%)	(7.3)	(3.7)	49.3%
Chg. in Working Capital[(1)]	25.5	10.7	(58.0%)	43.7	1.2	(97.3%)
Cash Flow from Operations	**2.7**	**15.1**	**n.a.**	**(8.1)**	**(24.5)**	**n.a.**
Maintenance Capital Expenditures[(2)]	(3.3)	(6.9)	n.a.	(21.4)	(18.7)	12.8%
Growth Capital Expenditures[(2)], of which:	(0.8)	(0.4)	53.8%	(3.8)	(1.3)	66.6%
Capacity Deployment[(3)]	(0.8)	(0.4)	53.8%	(3.6)	(1.3)	65.2%
Acquisitions[(4)]	0.0	0.0	n.a.	(0.1)	0.0	n.a.
Cash Flow from Investing	**(3.7)**	**(7.3)**	**(94.3%)**	**(24.8)**	**(19.9)**	**19.6%**
Cash Interest Expense	(14.1)	(3.1)	78.0%	(47.6)	(36.8)	22.7%
Cash Interest Income	0.5	0.1	(80.0%)	1.1	0.4	(63.6%)
Chg. in Financial Debt	69.7	(7.0)	n.a.	120.9	75.6	(37.5%)
Chg. in Financial Investments	(3.3)	(0.8)	75.8%	(2.7)	(6.1)	n.a.
Chg. in Deferred Payments[(5)]	(2.3)	(3.5)	(52.2%)	(6.2)	(10.3)	(66.1%)
Dividends Paid, net[(6)]	(0.5)	(0.7)	(40.0%)	(3.1)	(1.0)	67.7%
Investment in Treasury Shares, net	0.0	0.0	n.a.	0.0	0.0	n.a.
Cash Effect from Exchange Rate Difference[(7)]	0.3	(0.6)	n.a.	(2.4)	(2.0)	16.7%
Cash Flow from Financing	**50.3**	**(15.6)**	**n.a.**	**60.0**	**19.8**	**(67.0%)**
Exchange Rate Impact on Cash Balances	(2.6)	0.7	n.a.	(10.4)	0.3	n.a.
Cash Flow	**46.7**	**(7.1)**	**n.a.**	**16.7**	**(24.3)**	**n.a.**
Cash & Equivalents						
Beginning of Period	73.1	93.1	27.4%	103.1	110.3	7.0%
Cash Flow	46.7	(7.1)	n.a.	16.7	(24.3)	n.a.
End of Period	**119.8**	**86.0**	**(28.1%)**	**119.8**	**86.0**	**(28.3%)**

- **Cash flow from operations** in 9M 2021 was negative €24.5 mm, a decrease of €16.4 mm versus negative €8.1 mm in 9M 2020. This decrease is primarily attributable to a €42.5 mm negative variation in working capital (to an inflow of €1.2 mm), and partially offset by the increase of €21.1 mm in reported EBITDA. Inflation adjustments (IAS 29 accounting in Argentina) and Capitalized Operating Leases (IFRS 16) are excluded in the cash flow calculations, as they are non-cash items in the Income Statement.

- **Cash flow from investing** in 9M 2021 was €19.9 mm, a decline of 19.6% vs. 9M 2020, and was mostly related to maintenance capex initiatives.

[1] The difference between this figure and management reporting of net working capital corresponds mostly to non-cash FX movements in certain balance sheet items.
[2] Figures reflect accrued amounts, including contingency payments (if any), and prior to any deferred payment arrangements (if applicable).
[3] Includes opening of greenfield gaming halls, increase of capacity on existing ones, deployment and expansion of sports betting points of sale, among other projects.
[4] Includes acquisition of gaming halls, slot operators and acquisition of product through previously operated through revenue share or operational agreements.
[5] Includes changes in deferred payments related to capital expenditures.
[6] Figure reflects dividends paid to minority partners net of dividends received from Group investments in unconsolidated entities.
[7] Includes impact of FX differences on non-operational cash inflows and outflows.

9M 2021 Earnings Results 15 codere

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information. • Cash flow from financing was €19.8 mm in 9M 2021 and included: • € 36 . 8 mm of cash interest expense including i) € 16 . 8 mm related to the April cash coupon on our Senior Notes, ii) € 12 . 1 mm related to the coupon of our Super Senior Notes and € 7 . 9 mm related to OpCo debt (including capital leases) ; • €0.4 mm of cash interest income; • € 75 . 6 mm increase in financial debt made up of : (i) € 100 . 0 mm raised from the Bridge Notes (net of OID) in April and May (€ 30 . 0 mm and € 70 . 0 mm respectively) . (ii) € 19 . 8 mm of costs related to the restructuring process . The € 7 . 0 mm decrease in Q 3 includes € 5 . 9 mm of advisor fees in connection with the ongoing restructuring (iii) € 0 . 5 mm decrease in capital leases ; (iv) € 4 . 1 mm decrease in OpCo financial debt (excluding capital leases) mainly due to the scheduled amortization of loans in Mexico (€ 0 . 5 mm), Uruguay (€ 1 . 2 mm), Panama (€ 2 . 5 mm), Italy (€ 2 . 5 mm) and Colombia (€ 0 . 1 mm) partially offset by new loans being raised in Italy (€ 3 . 0 mm) and Spain (€ 1 . 0 mm) .. • Decrease in deferred payments of € 10 . 3 mm, consisting of deferred payments with capex suppliers mainly in Mexico, corporate headquarters and our platform ; • Dividends paid to minority partners of €1.0 mm; • €2.0 mm negative impact from exchange rate differences; • During 9M 2021, there has been a decrease in cash and equivalents of €24.3 mm to €86.0 mm. 16 9M 2021 Earnings Results

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Capital Expenditures and Acquisitions[1]

Figures in EUR mm, except where noted otherwise	Quarter			YTD		
	Q3 2020	Q3 2021	Var. %	2020	2021	Var. %
Capital Expenditures and Acquisitions						
Maintenance (2)	3.3	6.9	n.a.	21.4	18.7	(12.8%)
Growth (3)	0.8	0.4	(53.8%)	3.8	1.3	(66.6%)
Total	**4.1**	**7.3**	**75.5%**	**25.2**	**19.9**	**(20.9%)**
Maintenance						
Argentina	0.0	0.5	n.a.	0.4	0.7	59.3%
Mexico	0.1	0.7	n.a.	4.9	0.8	(83.2%)
Panama	0.0	0.4	n.a.	0.0	0.7	n.a.
Colombia	0.0	0.0	n.a.	0.0	0.3	n.a.
Uruguay	0.3	0.0	(90.9%)	3.3	0.2	(93.5%)
Sub-Total - Latin America	**0.4**	**1.6**	**n.a.**	**8.7**	**2.8**	**(67.8%)**
Italy	1.0	0.8	(14.4%)	2.5	2.4	(2.7%)
Spain	1.3	2.9	n.a.	7.9	10.0	26.2%
Sub-Total - Europe	**2.3**	**3.8**	**66.4%**	**10.4**	**12.4**	**19.2%**
Corporate	0.6	1.5	n.a.	2.3	3.4	49.3%
Online	0.0	0.0	n.a.	0.0	0.0	n.a.
Total	**3.3**	**6.9**	**n.a.**	**21.4**	**18.7**	**(12.8%)**
Growth						
Argentina	0.0	0.0	n.a.	0.0	0.0	n.a.
Mexico	0.0	(0.0)	n.a.	0.9	(0.0)	n.a.
Panama	0.0	0.2	n.a.	0.8	1.0	20.4%
Colombia	0.0	0.0	n.a.	0.0	0.1	62.5%
Uruguay	0.0	0.0	n.a.	0.0	0.0	n.a.
Sub-Total - Latin America	**0.0**	**0.2**	**n.a.**	**1.7**	**1.1**	**(39.2%)**
Italy	0.0	0.0	n.a.	0.0	0.0	n.a.
Spain	0.1	0.2	37.4%	0.4	0.2	(55.1%)
Sub-Total - Europe	**0.1**	**0.2**	**37.4%**	**0.4**	**0.2**	**(55.1%)**
Corporate	0.7	0.0	n.a.	1.6	0.0	n.a.
Online	0.0	0.0	n.a.	0.0	0.0	n.a.
Total, of which:	**0.8**	**0.4**	**(53.8%)**	**3.8**	**1.3**	**(66.6%)**
Capacity Deployment(4)	0.8	0.4	(53.8%)	3.6	1.3	(65.2%)
Acquisitions (5)	0.0	0.0	n.a.	0.1	0.0	n.a.

Maintenance Capex in 9M 2021 reached €19.9 mm, mainly driven by:

- Investment in Spain of €10.0 mm, an increase of €2.1 mm versus 9M last year;
- Investment in Corporate of €3.4 mm, an increase of €1.1 mm related to online and sports betting platform and operational technology;
- Investment in Italy of €2.4 mm, a decrease of €0.1 mm versus 9M last year.
- Investment in Online(6) of €0.4 mm reported in Q1 2021 corresponded to investments in the Platform and consequently have been retroactively included under Corporate, .

Growth Capex in 9M 2021 was €1.3 mm and deployed mainly in Panama. €0.9 mm reported in 9M 2020 corresponded to investments in the Platform and consequently have been retroactively included under Corporate

[1] Figures as per consolidated cash flow statements.
[2] Includes primarily slot product/gaming hall renovation, exclusivity payments to site owners and gaming license renewals.
[3] Includes primarily slot product/gaming hall expansion and acquisition activity.
[4] Includes opening of greenfield gaming halls, increase of capacity on existing ones, deployment and expansion of sports betting, among other projects.
[5] Includes acquisition of gaming halls, slot operators and acquisition of product previously operated through revenue share or operational agreements.
[6] 2020 Online Capex has been adjusted retroactively to reflect the current reporting perimeter where our Online business unit has been isolated from the rest of the Group.

9M 2021 Earnings Results 17 codere

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Consolidated Balance Sheet

Figures in EUR mm, except where noted otherwise	As at			
	Dec-20	Sep-21	Var.	Var. %
Assets				
Cash & Equivalents	110.3	86.0	(24.3)	(22.0%)
S-T Financial Investments [1]	38.4	45.9	7.5	19.6%
Accounts Receivable [2]	47.3	52.7	5.4	11.3%
Taxes Receivable [3]	41.8	36.4	(5.4)	(12.9%)
Prepaid Expenses	12.3	15.9	3.6	29.2%
Inventory	7.1	7.1	0.0	(0.8%)
Other Current Assets	0.0	0.0	0.0	n.a.
Current Assets	**257.3**	**244.0**	**(13.3)**	**(5.2%)**
Fixed Assets	310.2	276.9	(33.3)	(10.7%)
L-T Financial Investments	17.6	19.4	1.8	10.3%
Intangible Assets (excl. Goodwill)	309.7	299.3	(10.4)	(3.3%)
Right-of-Use Assets (IFRS 16)	191.7	182.5	(9.2)	(4.8%)
Goodwill	209.5	201.8	(7.7)	(3.7%)
Deferred Tax Assets	45.9	47.5	1.6	3.4%
Other Non-Current Assets	0.0	22.1	22.1	n.a.
Total Assets	**1,341.9**	**1,293.5**	**(48.4)**	**(3.6%)**
Liabilities & Shareholders' Equity				
Accounts Payable [4]	110.8	132.6	21.8	19.6%
S-T Provisions [5]	5.9	7.3	1.4	24.8%
S-T Taxes Payable [6]	105.1	102.8	(2.3)	(2.2%)
S-T Financial Debt	54.6	56.1	1.5	2.8%
S-T Deferred Payments [7]	44.7	30.9	(13.8)	(30.8%)
S-T Capital Leases (IFRS 16)	56.8	55.2	(1.6)	(2.9%)
Other Current Liabilities	5.3	6.7	1.4	24.6%
Current Liabilities	**383.2**	**391.5**	**8.3**	**2.2%**
L-T Provisions [8]	28.9	27.3	(1.6)	(5.4%)
L-T Taxes Payable	11.9	19.1	7.2	60.3%
L-T Financial Debt	966.0	1,137.9	171.9	17.8%
L-T Deferred Payments [7]	16.5	14.5	(2.0)	(11.9%)
L-T Capital Leases (IFRS 16)	151.4	136.7	(14.7)	(9.7%)
Deferred Tax Liabilities	65.0	66.2	1.2	1.7%
Other Non-Current Liabilities	0.1	0.1	0.0	(1.9%)
Total Liabilities	**1,623.0**	**1,793.4**	**170.4**	**10.5%**
Minority Interests	45.2	44.0	(1.2)	(2.5%)
Shareholders' Equity	(326.3)	(544.0)	(217.7)	(66.7%)
Total Liabilities & Shareholders' Equity	**1,341.9**	**1,293.5**	**(48.4)**	**(3.6%)**
End of Period Exchange Rates				
EUR/ARS	103.26	114.33	11.07	10.7%
EUR/MXN	24.46	23.81	(0.65)	(2.7%)
EUR/USD	1.23	1.16	(0.07)	(5.6%)
EUR/COP	4,212	4,440	228	5.4%
EUR/UYU	51.96	49.72	(2.24)	(4.3%)
USD/UYU	42.34	42.94	0.60	1.4%

[1] Includes €1.6 and €2.5 mm, respectively, in cash in transit (realized gross win in route business pending to be collected).
[2] Includes A/R from customers, other parties and advances to employees net of insolvency provisions.
[3] Includes all taxes receivable from tax authorities, including the 0.5% canon (AAMS) in Italy.
[4] Includes accounts payable to suppliers, other parties and accrued wages.
[5] Figures include provision for trade transactions and other provisions related to treasury share activity.
[6] Figures include gaming taxes, corporate income taxes and other taxes payable to tax authorities.
[7] Figures include deferred payments (and other partner investments) related to capital expenditures and other deferred payments.
[8] Figures include all other provisions related to business contingencies (personnel, tax, etc.).

9M 2021 Earnings Results 18 codere

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information. Net Working Capital 1 Figures in EUR mm, except where noted otherwise Dec - 20 Sep - 21 A s a t Var. Var. % Assets Accounts Receivable 47.3 52.7 5.4 11.3% Taxes Receivable (2) 36.2 33.3 (2.9) (8.0%) Prepaid Expenses 12.3 15.9 3.6 29.2% Inventory 7.1 7.1 0.0 (0.8%) Other Current Assets (3) 0.0 0.0 0.0 14.3% Total 103.0 108.9 5.9 5.8% Liabilities Accounts Payable S - T Provisions (4) Taxes Payable (2) Deferred Payments (5) Other Current Liabilities (3) 11 0 . 8 4.3 11 7 . 0 2.3 2.9 132.6 5.8 118.9 2.5 2.6 ( 2 1 . 8) (1.5) (1.9) (0.2) 0.3 19.6% 33.3% 1.7% 5.7% ( 9 . 0% ) To t al 23 7 . 3 2 6 2 . 3 ( 2 5 . 0) 1 0 . 5 % N e t W o r k i n g C a p i t a l (134.3) (153.4) (19.1) ( 1 4 . 2% ) Balance Sheet • Total assets decreased by €48.4 mm in 9M 2021. This decrease is principally attributable to a decrease in Cash & equivalents and fixed assets. • Current Assets decreased by €13.3 mm, as a result of a €24.3 mm decrease in cash & equivalents. • Other non - current assets of €22.1 mm reflects restructuring expenses to be charged to the different instruments (notes and equity) upon completion of the process. • Financial debt, including both the short and long term portion increased by €173.4 mm as a result of the issuance of €103.1 mm worth of Bridge Notes and the accrual of interest related to our super senior notes. • Minority interests decreased by €1.2 mm to €44.0 mm and shareholders’ equity decreased by €217.7 mm to negative €544.0 mm due to the €243.4 mm net loss in the period. Net Working Capital • Net working capital decreased by € 19 . 1 mm to negative € 153 . 4 mm, primarily due to a € 21 . 8 mm increase in accounts payable and a € 4 . 8 mm increase in taxes payable, net 6 , partially offset by a € 5 . 4 mm decrease in accounts receivable . 1 The difference between this figure and the consolidated Cash Flow Statement corresponds mostly to non - cash FX movements in certain balance sheet items. 2 Figures reflect gaming and other taxes (i.e. exclude corporate income taxes). 3 Figures exclude security deposits. 4 Figures reflect provisions for trade transactions. 5 Figures reflect other deferred payment obligations (i.e. exclude deferred payments and other partner investments related to capital expenditures). 6 Taxes payable less taxes receivable. 19 9M 2021 Earnings Results Figures in EUR mm, except where noted otherwise As at Dec-20 Sep-21 Var. Var. % Assets Accounts Receivable 47.3 52.7 5.4 11.3% Taxes Receivable(2) 36.2 33.3 (2.9) (8.0%) Prepaid Expenses 12.3 15.9 3.6 29.2% Inventory 7.1 7.1 0.0 (0.8%) Other Current Assets(3) 0.0 0.0 0.0 14.3% Total 103.0 108.9 5.9 5.8% Liabilities Accounts Payable 110.8 132.6 (21.8) 19.6% S-T Provisions (4) 4.3 5.8 (1.5) 33.3% Taxes Payable (2) 117.0 118.9 (1.9) 1.7% Deferred Payments (5) 2.3 2.5 (0.2) 5.7% Other Current Liabilities (3) 2.9 2.6 0.3 (9.0%) Total 237.3 262.3 (25.0) 10.5% Net Working Capital (134.3) (153.4) (19.1) (14.2%)

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Capitalization

Figures in EUR mm, except where noted otherwise	As at			
	Dec-20	Sep-21	Var.	Var. %
Capitalization				
S-T Financial Debt(1)	54.6	56.1	1.5	2.8%
L-T Financial Debt(1)	966.0	1,137.9	171.9	17.8%
Total Financial Debt	**1,020.6**	**1,194.0**	**173.4**	**17.0%**
Minority Interests	45.2	44.0	(1.2)	(2.5%)
Shareholders' Equity	(326.3)	(544.0)	(217.7)	(66.7%)
Total Capitalization	**739.5**	**694.1**	**(45.4)**	**(6.1%)**
Financial Debt(1)				
OpCo Debt (excl. Capital Leases)	83.2	83.8	0.6	0.8%
OpCo Capital Leases	4.4	3.8	(0.6)	(13.3%)
Sub-Total	**87.5**	**87.6**	**0.1**	**0.1%**
Super Senior Secured Notes	245.7	350.0	104.3	42.5%
Senior Secured Notes	687.4	756.4	69.0	10.0%
Total Financial Debt	**1,020.6**	**1,194.0**	**173.4**	**17.0%**
Capitalization of Operating Leases(2)	208.3	191.9	(16.4)	(7.8%)
Total Adjusted Debt	**1,228.9**	**1,385.9**	**157.0**	**12.8%**
Cash & Equivalents				
Mexico	6.1	4.2	(1.9)	(31.3%)
Argentina	8.2	11.2	3.0	35.9%
Spain	17.9	14.4	(3.5)	(19.4%)
Italy	27.4	22.4	(5.0)	(18.3%)
Other Operations	28.7	22.7	(6.0)	(21.0%)
Sub-Total	**88.3**	**74.8**	**(13.5)**	**(15.2%)**
Corporate	22.0	11.2	(10.8)	(49.3%)
Total	**110.3**	**86.0**	**(24.3)**	**(22.0%)**
Europe (incl. Corporate)	67.3	47.9	(19.4)	(28.7%)
Latam	43.1	38.1	(5.0)	(11.6%)
Total	**110.3**	**86.0**	**(24.3)**	**(22.0%)**
Credit Statistics				
LTM Adjusted EBITDA	**22.5**	**48.2**	**25.7**	**n.a.**
Proforma Interest Expense(3)	125.7	133.1	7.4	5.9%
Leverage:				
Senior Financial Debt(4) / LTM Adjusted EBITDA	14.8x	9.1x	(5.7x)	(38.5%)
Total Adj. Net Debt / LTM Adj. EBITDA	**49.7x**	**26.9x**	**(22.8x)**	**(45.9%)**
Including Inflation Accounting	*51.1x*	*28.2x*	*(22.9x)*	*(44.8%)*
Coverage:				
LTM Adjusted EBITDA / Proforma Interest Expense	**0.2x**	**0.4x**	**0.2x**	**n.a.**
Including Inflation Accounting	*0.2x*	*0.3x*	*0.1x*	*57.4%*

[1] Figures include accrued interest and impact of deferred financing fees, which, for covenant calculation purposes, would be excluded (i.e. financial debt and leverage would be lower).
[2] Figures reflect short and long term capitalized operating leases following the application of IFRS 16.
[3] Figures based on December 31, 2020 and September 30, 2021, as applicable, financial debt outstanding and interest rates.
[4] Includes structurally senior OpCo debt (including capital leases) and Super Senior Secured Notes (inc. Bridge Notes).

9M 2021 Earnings Results 20 codere

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information. Gaming Capacity 1 by Venue Gaming Venues Gaming Halls (2) 2020 2021 Arcades (3) 2 02 0 2 0 21 Bars (4) 2020 2021 Sports Racetracks 2 02 0 2 0 21 Betting Shops (5) 2020 2021 Total 2020 2021 T o t a l G r o u p 59 137 1,089 1,131 8,797 8,351 124 191 2 4 10,039 9,737 Operator "Corners" Codere 59 137 122 156 - - 95 141 2 4 246 361 Third Party - - 967 975 8,797 8,351 29 50 - - 9,793 9,376 Total 59 137 1,089 1,131 8,797 8,351 124 191 2 4 10,039 9,737 Region L a t i n A me r i c a Argentina Mexico (6) P a na m a ( 6 , 7 ) Colombia U r u g ua y ( C N ) U r u g ua y ( H R U ) (8) Total Europe Italy S p a i n (9) Total - 13 - - - - - - - - - 13 35 86 - - - - 27 62 - 1 35 87 - 10 - - - - - 10 - 1 - 11 6 9 83 117 - - 29 50 - - 118 176 1 1 - - - - - - - - 1 1 5 5 - - - - 22 24 2 2 24 26 47 124 83 117 - - 78 146 2 4 178 314 9 10 - - 2,008 1,936 - - - - 2,017 1,946 3 3 1,006 1,014 6,789 6,415 46 45 - - 7,844 7,477 12 13 1,006 1,014 8,797 8,351 46 45 - - 9,861 9,423 S p a i n - - 1 , 0 1 4 1 , 237 45 SSTs Only (10) A W Ps & SS T s 3 3 9 7 0 3 6 - - 9 22 2 5 3 1 5 3 1 - - - - - 2,222 70 1 , 9 8 1 2 5 6 Sub - Total 3 3 1 , 0 0 6 1 , 0 1 4 1,237 1,175 4 6 45 - - 2 , 2 9 2 2 , 2 3 7 AWPs Only - - - - 5,552 5,240 - - - - 5 , 5 5 2 5 , 2 4 0 T o t a l 3 3 1,006 1 , 0 1 4 6,789 6 , 4 1 5 4 6 4 5 - - 7 , 8 4 4 7 , 4 7 7 Co - located 1 Figures reflect venues in operation as at September 30, 2020 and 2021, as applicable. 2 Includes all gaming venues with > 50 slot machines. 3 Includes all gaming venues with between 5 and 50 (inclusive) slot machines (Codere and/or 3 rd party operated). 4 Includes all bars, restaurants, tobacco shops and other retail locations with < 5 slot machines and/or self - service sports betting terminals. 5 Includes sports books co - located within Codere gaming halls and other Codere operated standalone sports betting shops. 6 Figure for sports betting shops reflects sports books co - located within Codere operated gaming halls. 7 Figure for sports betting shops excludes affiliated agencies (horserace betting only). 8 Figure for sports betting shops includes 4 sports book co - located within HRU operated gaming halls which were closed across both periods. 9 Sports betting shops excludes franchised locations (included in Arcades). 10 Self - service sports betting terminals; arcades and bars would, however, typically have 3 rd party operated AWPs. 21 9M 2021 Earnings Results Gaming Venues Sports Gaming Halls(2) Arcades(3) Bars(4) Betting Shops(5) Racetracks Total 2020 2021 2020 2021 2020 2021 2020 2021 2020 2021 2020 2021 Region Latin America Argentina - 13 - - - - - - - - - 13 Mexico(6) 35 86 - - - - 27 62 - 1 35 87 Panama(6, 7) - 10 - - - - - 10 - 1 - 11 Colombia 6 9 83 117 - - 29 50 - - 118 176 Uruguay (CN) 1 1 - - - - - - - - 1 1 Uruguay (HRU)(8) 5 5 - - - - 22 24 2 2 24 26 Total 47 124 83 117 - - 78 146 2 4 178 314 Europe Italy 9 10 - - 2,008 1,936 - - - - 2,017 1,946 Spain(9) 3 3 1,006 1,014 6,789 6,415 46 45 - - 7,844 7,477 Total 12 13 1,006 1,014 8,797 8,351 46 45 - - 9,861 9,423 Total Group 59 137 1,089 1,131 8,797 8,351 124 191 2 4 10,039 9,737 Operator Codere 59 137 122 156 - - 95 141 2 4 246 361 Third Party - - 967 975 8,797 8,351 29 50 - - 9,793 9,376 Total 59 137 1,089 1,131 8,797 8,351 124 191 2 4 10,039 9,737 Spain SSTs Only(10) - - 970 1,014 1,237 922 15 45 - - 2,222 1,981 AWPs & SSTs 3 3 36 - - 253 31 - - - 70 256 Sub-Total 3 3 1,006 1,014 1,237 1,175 46 45 - - 2,292 2,237 AWPs Only - - - - 5,552 5,240 - - - - 5,552 5,240 Total 3 3 1,006 1,014 6,789 6,415 46 45 - - 7,844 7,477

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information.

Gaming Capacity[1] by Product

	Gaming Product (Installed Capacity)											
	Slots[(2)]		Table Seats[(3)]		Bingo Seats		Sports Betting[(4)]		Network[(5)]		Total	
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Region												
Latin America												
Argentina	-	5,877	-	-	-	-	-	-	-	-	-	5,877
Mexico	5,476	12,464	243	483	238	772	278	569	-	-	6,235	14,288
Panama[(6)]	-	2,058	-	188	-	-	-	60	-	-	-	2,306
Colombia	1,569	3,322	4	60	-	-	393	495	-	-	1,966	3,877
Uruguay (CN)	332	344	30	40	-	-	-	-	-	-	362	384
Uruguay (HRU)	1,150	1,257	-	-	-	-	22	24	-	-	1,172	1,281
Total	**8,527**	**25,322**	**277**	**771**	**238**	**772**	**693**	**1,148**	**-**	**-**	**9,735**	**28,013**
Europe												
Italy:[(7)]	7,043	7,162	-	-	2,280	2,380	-	-	12,669	12,826	15,755	15,936
AWP[(8)]	*6,443*	*6,507*	-	-	-	-	-	-	*11,556*	*11,733*	*12,319*	*12,420*
VLT[(9)]	*600*	*655*	-	-	-	-	-	-	*1,113*	*1,093*	*1,156*	*1,136*
Spain[(10)]	9,497	9,046	-	-	639	532	6,611	6,941	-	-	16,747	16,519
Total	**16,540**	**16,208**	**-**	**-**	**2,919**	**2,912**	**6,611**	**6,941**	**12,669**	**12,826**	**32,502**	**32,455**
Total Group	**25,067**	**41,530**	**277**	**771**	**3,157**	**3,684**	**7,304**	**8,089**	**12,669**	**12,826**	**42,237**	**60,468**
Gaming Venue												
Gaming Halls	8,179	23,709	277	771	3,157	3,684	367	727	-	-	11,980	28,891
Arcades	2,143	3,562	-	-	-	-	5,330	5,766	-	-	7,473	9,328
Bars	14,637	14,217	-	-	-	-	1,237	1,175	-	-	15,874	15,392
Sports Betting Shops	108	42	-	-	-	-	370	421	-	-	478	463
Network[(11)]	-	-	-	-	-	-	-	-	12,669	12,826	6,432	6,394
Total Group	**25,067**	**41,530**	**277**	**771**	**3,157**	**3,684**	**7,304**	**8,089**	**12,669**	**12,826**	**42,237**	**60,468**

[1] Figures gaming products in operation as at September 30, 2020 and 2021, as applicable.
[2] Includes all Codere operated AWPs, VLTs, electronic bingo terminals and other gaming machines; excludes 3rd party operated slots.
[3] Figure reflects number of total gaming positions assuming (for illustrative purposes only) 6 seats per table now subject to Covid-19 restrictions.
[4] Figures reflect self-service terminals (SSTs); For Mexico and Panama, they will vary from prior releases which reflected points of sale.
[5] Reflects all slots connected to Codere network (i.e. both Codere and 3rd party operated).
[6] Figure for sports betting shops excludes affiliated agencies (horserace betting only).
[7] Figures for slots reflect Codere operated units connected to both Codere Network (typical) and 3rd party networks.
[8] Figures for slots include 763 and 687 units, respectively, connected to 3rd party networks.
[9] Figures for slots include 43 units, respectively, connected to 3rd party networks.
[10] Figures for slots reflect operating units (i.e. do not include authorized but not deployed units).
[11] Figures in total column reflect only 3rd party operated slots that are connected to Network (to avoid double counting of Codere operated units).

9M 2021 Earnings Results 22 codere

All figures included in this page are proforma prior to the application of the accounting implications derived from the financial restructuring (IFRS 5). Please refer to page 3 of this report for additional information. Recent Events • COVID - 19 business update . Following the reopening of Argentina in July, we have been operating and continue to operate across all markets, albeit with restrictions . Please refer to the presentation accompanying our 9 M 2021 Results where a detailed operational update by country is provided . • Financial Restructuring . On April 22 , 2021 , the Company announced it had entered into a Lock Up Agreement with a group of its largest noteholders (the Ad Hoc Group) in relation to a proposed restructuring transaction . The terms of the restructuring include : (i) Provision of € 100 . 0 mm of bridge funding (funded in April and May), by way of issuance of further Super Senior Notes, plus an additional € 125 . 0 mm upon completion of the transaction . Extension of Super Senior Notes' maturities to 2026 . (ii) Restructuring of the Senior Notes including (i) 25 % being reinstated with maturity in 2027 , (ii) 29 % being exchanged into subordinated PIK notes and (iii) 46 % being equitized into 95 % equity of a new TopCo . In which Codere S . A . will maintain 5 % of the equity and will also receive 10 year warrants . In connection with the transaction, a Consent Solicitation / Exchange Offer was launched in September and approved by more than 90 % of bondholders in October . Under the current implementation calendar, which we recently extended, we expect to close the transaction by November 19 . • Online Transaction . On October 28 , 2021 , Codere Online announced effectiveness of the Registration Statement in connection with the proposed business combination with DD 3 Acquisition Corp . II (DD 3 ) . Consequently, DD 3 has convened a special meeting of its stockholders to be held on November 18 , 2021 , where the proposed business combination is expected to be voted upon . Once approved by DD 3 ’s stockholders and subject to other customary closing conditions, it is currently expected that the business combination will be completed during the week following the special meeting . • Online License extension in Spain . We have recently been granted a 10 - year extension of our licenses to offer online sports betting and online casino games in Spain, pursuant to which they now mature in 2032 . • Complaint from Masampe S . L . Codere S . A . has been made aware that Masampe S . L . , José Antonio Martínez Sampedro, Luis Javier Martínez Sampedro and Encarnación Martínez Sampedro have filed a criminal complaint with the Audiencia Nacional (a Spanish federal court) . No member of the Group has been notified whether the complaint has been accepted by the court or seen a copy of such complaint and, accordingly, the Company cannot comment on the complaint or the extent of Codere S . A . and/ or its Operating subsidiaries’ involvement in the complaint . This would be yet another action of the Martínez Sampedro family in their strategy against the Codere Group, its directors and management, initiated almost four years ago . Up to now, there has been no ruling against the Codere Group from any of the several administrative, civil, mercantile and criminal claims initiated against the Codere Group, its directors or its senior management by the Martínez Sampedro family . Based on the information currently available to the Company, the Company understands that the complaint : (i) makes allegations against certain directors, managers and shareholders of Codere SA and potentially others for, amongst other things, scheming to alter the price of things, breach of information rights, passing abusive resolutions, insolvency offences and unfair administration, and (ii) makes further allegations against unspecified persons for money laundering, disclosure of secrets, and other unspecified offences, and requests the Court to make certain orders regarding the online business, payments to and from tax havens and delivery of assets to third parties . • Inflation accounting in Argentina. Inflation accounting resulted in the following negative impacts in 9M 2021: (i) €11.2 mm on Operating Profit, (ii) 12.5 mm on interest income and (iii) €6.7 mm on corporate income tax. • Adjustments to EBITDA: In 9M 2021, we incurred in €13.8 mm non - recurring expenses, broken down as follows: (i) Operational and personnel restructuring and improvements: €2.2 mm (ii) Litigation related to shareholders: €0.9 mm (iii) Tax contingencies and related advisories: €2.3 mm (iv) Refinancing process: €1.6 mm (v) Others (including other litigation): €6.8 mm In addition, we invested € 18 . 7 mm in online growth marketing and related costs (reported as operational expense) . 23 9M 2021 Earnings Results

Contact Information Codere is a leading international gaming operator that operates slot machines, bingo seats and sports betting terminals in Latin America, Spain and Italy, across various gaming venues, including gaming halls, arcades, bars, sports betting shops and horse racetracks . Codere, S.A. Avda. de Bruselas, 26 28108 Alcobendas (Madrid), Spain Investor Relations +34 91 354 28 19 inversor@codere.com www.grupocodere.com Note on Rounding . Due to decimal rounding, numbers presented throughout this report may not add up precisely to the totals and subtotals provided, and percentages may not precisely reflect the absolute figures . Alternative Performance Measures . This report includes certain Alternative Performance Measures in accordance with the European Securities and Markets Authority (ESMA) Directive 2015 / 1415 . These measures, which are not defined under IFRS standards, are intended to provide more useful, comparable and reliable information in order to improve the understanding of the Company’s financial performance and its reported information . For definitions, usage rationales and reconciliation of these metrics with IFRS, please visit the Presentations section within the Shareholders and Investors site of www . grupocodere . com . Additional Information about the Business Combination and Where to Find It Codere Online Luxembourg, S . A . (“Holdco”), Servicios de Juego Online, S . A . U . (together with its consolidated subsidiaries upon consummation of the Proposed Business Combination, “Codere Online”), DD 3 Acquisition Corp . II ("DD 3 ") and the other parties thereto have entered into a business combination agreement (the “Business Combination Agreement”) that provides for DD 3 and Codere Online to become wholly - owned subsidiaries of Holdco (the “Proposed Business Combination”) . In connection with the Proposed Business Combination, a registration statement on Form F - 4 (the “Form F - 4 ”) has been filed by Holdco with the U . S . Securities and Exchange Commission (“SEC”) that includes a proxy statement relating to DD 3 ’s solicitation of proxies from DD 3 ’s stockholders in connection with the Proposed Business Combination and other matters described in the Form F - 4 , as well as a prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F - 4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION . The definitive proxy statement/prospectus is being mailed to holders of record of DD 3 common stock at the close of business on October 14 , 2021 , the record date established for voting on the Proposed Business Combination . Stockholders will also be able to obtain copies of such documents, without charge at the SEC’s website at www . sec . gov, or by directing a request to Codere Online Luxembourg, S . A . , 7 rue Robert Stümper, L - 2557 Luxembourg, Grand Duchy of Luxembourg . 24 9M 2021 Earnings Results

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE . Forward Looking Statements . Codere cautions that this document may contain forward looking statements with respect to the business, financial condition, results of operations, strategy, plans and objectives of the Codere Group . While these forward looking statements represent our judgment and future expectations concerning the development of our business, a certain number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to, (1) general market, macroeconomic, governmental, political and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates and interest rates ; (3) competitive pressures ; (4) technical developments ; (5) changes in the financial position or credit worthiness of our customers, obligors and counterparts . These and other risk factors published in our past and future filings and reports, including those with the Spanish Securities and Exchange Commission (“CNMV”) and available to the public both in Codere’s website ( www . grupocodere . com ) and in the CNMV’s website ( www . cnmv . es ), as well as other risk factors currently unknown or not foreseeable, which may be beyond Codere's control, could adversely affect our business and financial performance and cause actual results to differ materially from those implied in the forward - looking statements . Additionally, this report includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . All statements other than statements of historical fact contained in this report, including any statements as to Holdco's, Codere Online's, DD 3 's or the combined company's future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches or the consummation of the Proposed Business Combination, potential benefits of the Proposed Business Combination and PIPE investments, technological and market trends and other future conditions, are forward - looking statements . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Holdco's, Codere Online's, DD 3 's and the combined company's actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward - looking statements . These forward - looking statements include, without limitation, Holdco's, Codere Online's and DD 3 's expectations with respect to the timing of the completion of the Proposed Business Combination . These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward - looking statements . Most of these factors are outside Holdco's, Codere Online's and DD 3 's control and are difficult to predict . Factors that may cause such differences include, but are not limited to : (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement ; (2) the outcome of any legal proceedings that may be instituted against Holdco, Codere Online and/or DD 3 following the announcement of the Business Combination Agreement and the transactions contemplated therein ; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD 3 's stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement ; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close ; (5) the impact of COVID - 19 on Codere Online's business and/or the ability of the parties to complete the Proposed Business Combination ; (6) the inability to obtain and/or maintain the listing of Holdco's ordinary shares or warrants on NASDAQ following the Proposed Business Combination ; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination ; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees ; (9) costs related to the Proposed Business Combination ; (10) changes in applicable laws or regulations ; (11) the amount of redemptions by DD 3 's stockholders in connection with the Proposed Business Combination ; and (12) the possibility that Holdco, Codere Online or DD 3 may be adversely affected by other economic, business and/or competitive factors . The foregoing list of factors is not exclusive . Additional information concerning certain of these and other risk factors is contained in DD 3 ’s most recent filings with the SEC, the Form F - 4 and the definitive proxy statement/prospectus that has been mailed to DD 3 ’s stockholders in connection with the Proposed Business Combination . All subsequent written and oral forward - looking statements concerning Holdco, DD 3 , Codere Online, the combined company, the Proposed Business Combination or other matters and attributable to Holdco, Codere Online or DD 3 or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above . Readers are cautioned not to place undue reliance upon any forward - looking statements, which speak only as of the date made . Each of Holdco, Codere Online and DD 3 expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward - looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law . 25 9M 2021 Earnings Results

No Offer or Solicitation This report is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination . This report also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom . P articipants in the Solicitation Holdco, Codere Online and DD 3 and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD 3 's stockholders in connection with the Proposed Business Combination . Information regarding the names, affiliations and interests of DD 3 's directors and executive officers is set forth in the final prospectus for DD 3 's initial public offering filed with the SEC on December 10 , 2020 , as well as in other documents DD 3 has filed with the SEC . Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD 3 's stockholders in connection with the Proposed Business Combination is set forth in the Form F - 4 . Information concerning the interests of Holdco's, Codere Online's and DD 3 's participants in the solicitation, which may, in some cases, be different than those of Holdco's, Codere Online's and DD 3 's equity holders generally, is also set forth in the Form F - 4 . Shareholders, potential investors and other interested persons should read carefully the Form F - 4 and the definitive proxy statement/prospectus before making any voting or investment decisions . You may obtain free copies of these documents from the sources indicated above . 26 9M 2021 Earnings Results